NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED  SECURITIES

The New York Stock Exchange hereby notifies the
SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on September 10, 2012, pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2(a)(4) That the entire class of this security was redeemed or expired on August 11, 2012..

The removal of the Preferred Share Purchase Rights of
Peabody Energy Corporation is being effected because the Exchange knows or is reliably informed that on August 11, 2012 all rights pertaining to the entire class of this security were extinguished.

The Exchange also notifies the Securities and Exchange
Commission that as a result of the above indicated conditions this security was suspended on August 11, 2012.